Filed Pursuant to Rule 424(b)(4)

Registration No. 333-113788

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED APRIL 29, 2004

ANGLOGOLD ASHANTI LIMITED

11 Diagonal Street

Johannesburg, 2001

(PO Box 62117, Marshalltown, 2107)

South Africa

Tel: +27 (11) 637-6000

6,940,000 Ordinary Shares

_______________________________

This prospectus supplement relates to 6,940,000 of our ordinary shares that may be offered for sale or otherwise transferred from time to time by Lonmin Plc, the selling shareholder. The selling shareholder received these shares in connection with the combination of AngloGold Limited with Ashanti Goldfields Company Limited, or Ashanti. The selling shareholder may offer these ordinary shares, including in the form of American Depositary Shares, from time to time through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of these ordinary shares.

Our American Depositary Shares, or ADSs, each representing one ordinary share, are listed on the New

York Stock Exchange under the symbol "AU". Our ordinary shares are listed on the JSE Securities Exchange South Africa under the symbol "ANG", the London Stock Exchange under the symbol "AGD", the Paris Bourse under the symbol "VA", the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol "AGG", and quoted in Brussels in the form of international depositary receipts under the symbol "ANG BB". The closing price of our ADSs on the New York Stock Exchange on June 17, 2004 was US$31.07 per ADS.

Investing in our ordinary shares involves risks. See "Risk Factors" starting on page 15 of our Form

20-F for the year ended December 31, 2003, incorporated by reference in the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Cazenove & Co. Ltd and J.P. Morgan Securities Ltd. have agreed with the selling shareholder to use their reasonable efforts to procure placees for the ordinary shares to be sold by the selling shareholder at a price of US$29.50 per ordinary share or ADS, which will result in US$202,682,700 of total proceeds before expenses to the selling shareholder.

Cazenove & Co. Ltd and J.P. Morgan Securities Ltd. propose to offer the shares as a block sale in a negotiated transaction.

The date of this Prospectus is June 18, 2004

Cazenove

JPMorgan

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of ordinary shares of AngloGold Ashanti Limited. The second part, the base prospectus, presents more general information. Generally, when we refer only to the "prospectus", we are referring to both parts combined, and when we refer to the "accompanying prospectus", we are referring to the base prospectus.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in this document or in one to which we have referred you in this prospectus. We have not authorized anyone to provide you with information that is different. This document may only be used were it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

Unless the context requires otherwise, in this prospectus "we" or "us" refers to AngloGold Ashanti Limited and its consolidated subsidiaries.

USE OF PROCEEDS

Lonmin will receive all of the proceeds from the sale of ordinary shares pursuant to this prospectus. We will not receive any of the proceeds from these sales.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the U.S. Securities and Exchange Commission. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington DC 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also consult reports and other information about us that we file pursuant to the rules of the JSE Securities Exchange South Africa, the London Stock Exchange, the Paris Bourse and the Australian Stock Exchange.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

• The documents and portions of documents incorporated by reference in the accompanying prospectus,

including, without limitation, the report on Form 6-K submitted on June 14, 2004 containing AngloGold Ashanti Limited's press release dated May 26, 2004, and the report on Form 6-K submitted on June 15, 2004, containing AngloGold Ashanti Limited's press release dated June 15, 2004; and

• The report on Form 6-K submitted on June 21, 2004, containing the Placing Agreement among Cazenove

& Co. Ltd, J.P. Morgan Securities Ltd., Lonmin Plc and AngloGold Ashanti Limited, dated June 17, 2004.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

AngloGold Americas Incorporated

509 Madison Avenue

Suite 1914

New York, New York 10022

Telephone: (800) 417 9255 or +1 212 750 7999

Fax: +1 212 750 5626

E-mail: ccarter@anglogold.com

SELLING SHAREHOLDER

After completion of the transaction as contemplated herein, Lonmin will no longer be a shareholder in

AngloGold Ashanti Limited; it will hold none of our ordinary shares.

PLACING ARRANGEMENT

We have entered into a placing agreement with the selling shareholder, Lonmin Plc, and the placing agents listed below in connection with the ordinary shares being sold hereby (the "U.S. Offering"). Subject to certain conditions, each placing agent has severally agreed to use its reasonable efforts to procure purchasers for the 6,940,000 ordinary shares being sold. Of these ordinary shares, a portion is being offered and sold in the U.S. Offering and the remainder is being offered and sold outside the U.S. Offering to institutional investors in the United Kingdom, the Republic of South Africa and elsewhere in offshore transactions in reliance on Regulation S under the Securities Act of 1933, as amended (the "International Offering").

The placing agents may elect delivery of all or a portion of their allotment of ordinary shares in the form of

ADSs. The following table shows the per ordinary share (or ADS) and total commissions to be paid to the placing agents for the U.S. Offering and the International Offering by the selling shareholder and the total proceeds before expenses to the selling shareholder.

Per Share or ADS

Total*

Initial price ...............................................................

US$29.50                     US$204,730,000

Placing commission..................................................

US$0.295                       US$2,047,300

Proceeds, before expenses, to Lonmin Plc ...............

US$29.205

US$202,682,700

Ordinary shares and ADSs placed by the placing agents will be offered at the initial price set forth above.

The placing agents expect to deliver the ordinary shares to purchasers in Johannesburg, South Africa on or about June 25, 2004, which is the fifth business day in Johannesburg following the date of this prospectus and the ADSs in New York, New York against payment in U.S. dollars on or about June 23, 2004, which is the third business day in New York following the date of this prospectus. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in three business days, unless the parties to the trade agree otherwise.

We have been advised by Cazenove & Co. Ltd and J.P. Morgan Securities Ltd. that they expect to make offers and sales in the United States through their respective selling agents, Cazenove Incorporated and J.P. Morgan Securities Inc., which are registered broker-dealers and members of the National Association of Securities Dealers. Cazenove & Co. Ltd and J.P. Morgan Securities Ltd. will offer ordinary shares in the International Offering in offshore transactions in reliance on Regulation S under the Securities Act.

The placing agreement entitles the placing agents to terminate the placing agreement and the offering in certain circumstances prior to the payment and closing dates.

Lonmin Plc estimates that its share of the total expenses of the U.S. Offering and the International Offering excluding placing commissions, will be approximately US$400,000.

We and the selling shareholder each have agreed to indemnify the placing agents against certain liabilities,

including liabilities under the Securities Act.

This prospectus may be used by the placing agents in connection with offers and sales of the ordinary shares or ADSs, including sales of ordinary shares initially sold in the International Offering, to persons located in the United States.

Cazenove & Co. Ltd and J.P. Morgan Securities Ltd. are providing, have provided and may in the future provide investment and commercial banking or other financial services to us and our affiliates in the ordinary course of business and have received and will receive customary compensation in connection therewith.

LEGAL MATTERS

Certain legal matters with respect to South African law will be passed upon for us by our South African counsel, Taback and Associates (PTY) Ltd. Certain legal matters with respect to United States and New York law and English law will be passed upon for us by Shearman & Sterling (London) LLP, who may rely, without independent investigation, on Taback and Associates (PTY) Ltd. regarding certain South African legal matters. Certain legal matters with respect to United States and New York law and English law will be passed upon for Lonmin Plc by Herbert Smith. The placing agents' own legal counsel will advise them about issues relating to this offering.

PROSPECTUS

ANGLOGOLD ASHANTI LIMITED

11 Diagonal Street

Johannesburg, 2001

(PO Box 62117, Marshalltown, 2107)

South Africa

Tel: +27 (11) 637-6000

10,440,000 Ordinary Shares

________________________________

This prospectus relates to 10,440,000 of our ordinary shares that may be offered for sale or otherwise transferred from time to time by the selling shareholder. The selling shareholder received these shares in connection with the combination of AngloGold Limited with Ashanti Goldfields Company Limited, or Ashanti (see below). The selling shareholder may offer these ordinary shares, including in the form of American Depositary Shares, from time to time through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of these ordinary shares.

Our American Depositary Shares, or ADSs, each representing one ordinary share, are listed on the New

York Stock Exchange under the symbol "AU". Our ordinary shares are listed on the JSE Securities Exchange South Africa under the symbol "ANG", the London Stock Exchange under the symbol "AGD", the Paris Bourse under the symbol "VA", the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol "AGG", and quoted in Brussels in the form of international depositary receipts under the symbol "ANG BB". The closing price of our ADSs on the New York Stock Exchange on April 23, 2004 was US$33.21 per ADS.

Investing in our ordinary shares involves risks. See "Risk Factors" starting on page 15 of our

Form 20-F for the year ended December 31, 2003, incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 29, 2004

______________________________________

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections of future events. These forward-looking statements are subject to risks, uncertainties and assumptions about our business. You should consider any forward-looking statements in light of the risks and uncertainties described under "Risk Factors" and elsewhere in the information contained or incorporated by reference in this prospectus. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the future events described in this prospectus may not occur.

______________________________________

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a public company incorporated under the laws of the Republic of South Africa. All except one of our directors and officers, and all the experts named herein, reside outside the United States, principally in South Africa. You may not be able, therefore, to effect service of process within the United States upon those directors and officers with respect to matters arising under the federal securities laws of the United States.

In addition, substantially all of our assets and the assets of our directors and officers are located outside the United States. As a result, you may not be able to enforce against us or our directors and officers judgments obtained in US courts predicated on the civil liability provisions of the federal securities laws of the United States.

We have been advised by our South African counsel, Taback and Associates (PTY) Ltd., that there is doubt as to the enforceability in South Africa of civil liabilities based on federal or state securities laws of the United States, either in original actions or in actions for enforcement of judgments of US courts.

______________________________________

NON-GAAP FINANCIAL MEASURES

In this registration statement and in documents incorporated by reference herein, we present financial items such as "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce" that have been determined using industry standards promulgated by the Gold Institute and are not measures under generally accepted accounting principles in the United States ("US GAAP") or under generally accepted accounting principles in the United Kingdom ("UK GAAP"). An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with US GAAP or UK GAAP either in this document or in any document incorporated by reference herein. In addition, in this registration statement, we present terms such as "total production costs per ounce" as used by Ashanti. The term "total cash costs", used historically by AngloGold, is not equivalent to the term "cash operating costs", used by Ashanti, and the term "total production costs per ounce", as used historically by AngloGold, is not equivalent to the same term as used by Ashanti. An investor should not assume that non-GAAP financial measures used by Ashanti have the same meanings as identical or similar measures used by AngloGold, even if both are contained herein.

While the Gold Institute has provided definitions for the calculation of "total cash costs", "total cash costs per ounce", "total production costs" and "total production costs per ounce", the definitions of certain non- GAAP financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance as they provide:

•

an indication of a mine's profitability, efficiency and cash flows;

•

the trend in costs as the mine matures; and

•

an internal benchmark of performance to allow for comparison against other mines.

A reconciliation of total production costs to cash operating costs, as included in Ashanti's audited financial statements for each of the two years in the period ended December 31, 2003, is included in a Form 6-K submitted to the United States Securities and Exchange Commission (the "SEC") by us on March 19, 2004.

THE COMPANY

We are one of the world's largest gold producers by volume of gold produced, with extensive reserves and production of approximately 5.62 million ounces of gold in 2003 (without giving effect to the combination of AngloGold Limited with Ashanti Goldfields Company Limited). With our corporate headquarters in Johannesburg, we draw our production from four continents. Operations historically conducted by AngloGold comprise open-pit and underground mines and surface reclamation plants in Argentina, Australia, Brazil, Mali, Namibia, South Africa, Tanzania and the United States, and exploration activities in these countries (except Namibia) as well as in Canada, Mongolia and Peru. AngloGold is also involved in sustaining and growing the market for its product. Ashanti has interests in major gold mines in Ghana, Guinea, Tanzania and Zimbabwe. In 2003, Ashanti's attributable gold production was 1.53 million ounces.

On August 4, 2003, we entered into a transaction agreement with Ashanti to acquire all of its issued and outstanding share capital. The transaction was completed on April 26, 2004. On a combined basis, AngloGold and Ashanti have 83.8 million ounces of attributable proven and probable reserves (based on AngloGold's and Ashanti's reported reserves as of December 31, 2003).

We were incorporated in South Africa in 1944 as Vaal Reefs Exploration and Mining Company

Limited and have operated as AngloGold Limited since March 30, 1998. As of the completion of our combination with Ashanti on April 26, 2004, we operate as AngloGold Ashanti. All references in this document to AngloGold Limited or AngloGold are to our company prior to the completion of our combination with Ashanti and all references in this document to AngloGold Ashanti Limited or AngloGold Ashanti are to our company as of the date of the completion of the combination with Ashanti (see below).

ASHANTI COMBINATION

Under the terms of the transaction agreement entered into between our company and Ashanti, each

Ashanti security holder received either 0.29 AngloGold Ashanti ordinary shares or 0.29 AngloGold Ashanti ADSs for each Ashanti share, Ashanti global depositary security or 100 Ashanti Zimbabwe depositary receipts held by them. In connection with our combination with Ashanti, we issued approximately 38.5 million ordinary shares (or share equivalents) to these security holders, including 10,440,000 AngloGold Ashanti ordinary shares to Lonmin Plc (or "Lonmin"), the selling shareholder. In addition, in exchange for certain regulatory undertakings, including an agreement to extend the term of the mining lease relating to Ashanti's Obuasi mine until 2054, we issued approximately 2.7 million shares and paid approximately US$10 million to the Government of Ghana. Based on the share capital of Ashanti and AngloGold at April 19, 2004, on completion of the combination (April 26, 2004), holders of AngloGold securities owned approximately 84.4% and holders of Ashanti securities (including the Government of Ghana in its role as regulator) owned approximately 15.6% of AngloGold Ashanti's share capital.

USE OF PROCEEDS

Lonmin will receive all of the proceeds from the sale of ordinary shares pursuant to this prospectus.

We will not receive any of the proceeds from these sales.

DESCRIPTION OF ASHANTI

Overview

Ashanti is engaged in the mining and processing of gold ores and the exploration and development of gold properties in Africa and in hedging activities in connection with its gold production. Ashanti has interests in major gold mines in Ghana, Guinea, Tanzania and Zimbabwe. In 2003, Ashanti's attributable gold production was 1.53 million ounces. As at December 31, 2003, Ashanti had proven and probable contained gold reserves of approximately 20.7 million ounces on an attributable basis.

Summary Operating Data

The following table presents summary consolidated operating data for Ashanti, based on Ashanti's audited consolidated financial statements for the two years ended December 31, 2003.

Operating data for Ashanti

Year ended December 31,

2002                    2003

Gold production (thousand ounces).............................................................. 1,622

1,604

Attributable gold production (thousand ounces)...........................................

1,554

1,528

Cash operating costs (US$ million)..............................................................

323.1

356.3

Cash operating costs per ounce (US$/oz)

(1)

................................................. 199

222

Total production costs per ounce (US$/oz)

(2)

.............................................. 269

295

Capital expenditure (million US$)................................................................

64.5

83.0

Notes:
(1) Cash operating costs per ounce is a measure of the average cost of producing an ounce of gold, calculated by dividing the total cash operating costs in a period by the total gold production over the same period.

(2) Total production costs per ounce is a measure of the average cost of producing an ounce of gold, calculated by dividing the production costs in a period by the gold production over the same period; total production costs per ounce represents cash operating costs per ounce, plus royalties, depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs; total production costs per ounce is a non-GAAP measure of financial performance and should not be considered by investors in isolation or as alternatives to operating costs per ounce, total costs or any other measure of financial performance presented in accordance with GAAP or as an indicator of Ashanti's performance or that of its mines. The calculation of total production costs per ounce may vary significantly among gold mining companies. However, Ashanti believes that total production costs per ounce provides a useful indicator to investors and management of performance including: (i) an indication of profitability and efficiency; (ii) the trend in costs as mines mature; (iii) a measure of gross margins per ounce, by comparison of the total production costs per ounce to the price of gold; and (iv) an internal benchmark of performance to allow for comparison against other mines

.

A reconciliation of total

production costs per ounce to cash operating costs per ounce as included in Ashanti's audited financial statements for the two-year period ended December 31, 2003, is included in a Form 6-K submitted to the SEC by AngloGold Limited on March 19, 2004; see documents listed in "Incorporation By Reference". See also "Non-GAAP Financial Measures" above.

Reserves

The following table sets out Ashanti's attributable Proven and Probable Ore Reserves as reported by

Ashanti in its annual accounts for the year ended December 31, 2003. The information on Proven and Probable Ore Reserves refers to Ashanti's attributable interest. These Ore Reserves have been estimated in compliance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code"), are reported in accordance with the requirements of the SEC Industry Guide 7 and do not take into account metallurgical losses. The principles applied to the determination of the reserves as reported by Ashanti are set out below.

Cut-off grades are applied to geological data when assessing mineralized material in order to ensure that material never likely to be economic is not included in the reserves. The tonnage, grade and contained gold profiles for each deposit are interrogated at various cut-off grades to enable the engineers to clearly understand the characteristics of the mineralization and to focus on developing exploitation strategies that will optimize the net present value of the deposits. The cut-off grade that Ashanti has chosen for reporting purposes is the lowest grade that can be exploited at break-even for the highest envisaged gold price.

Classification of proven and probable reserves is based on a number of criteria including drill density,

geological continuity, integrity of the data, ore accessibility and economic parameters.

The costs used in evaluating the economic operating profile for each ore block are based on actual costs incurred in the operation over the past year adjusted wherever appropriate for any inflation and exchange rate variances forecast for the coming year or cost decreases due to productivity improvements. Where new projects are concerned, the costs are based on actual materials prices, labor costs and engineering feasibility design parameters and are benchmarked wherever practical with similar operations elsewhere within the Ashanti group of companies or with peer operators nationally or internationally.

The grade estimate is inclusive of adjustments for mining dilution and ore losses during mining.

Future metal prices used for estimating purposes are decided upon by Ashanti, based on information taken from internationally respected gold price analysts.

Category of

Tonnes

Contained gold

Location

Ore Reserves

(millions)

Grade (g/t)

(million oz)

Obuasi

Underground                                             Proven

4.2

7.5

1.0

Probable                   33.5                      8.4                      9.0

Total

37.7

8.3

10.1

Surface                                                      Proven

2.6

2.7

0.2

Probable

-

-

-

Total

2.6

2.7

0.2

Tailings

Proven                      12.7                      1.9                      0.8

Probable

3.8

2.0

0.2

Total                         16.4                      1.9                     1.0

Sub

Total

Proven                      19.5                      3.2                     2.0

Probable                   37.3                      7.8                     9.3

Total

56.8

6.2

11.3

Other Locations

Iduapriem (80%)

(1)

Proven                      39.4                      1.6                      2.0

Teberebie (90%)

Probable

9.7

1.7

0.5

Total                         49.1                      1.7                     2.6

Bibiani underground

Proven

-

-

-

Probable

1.2

4.6

0.2

Total

1.2

4.6

0.2

Bibiani surface

Proven

2.6

1.9

0.2

Probable

1.3

2.9

0.1

Total

3.9

2.2

0.3

Bibiani tailings

Proven

4.4

1.1

0.1

Probable

0.4

1.0

0.0

Total

4.8

1.1

0.1

Siguiri (85%)

(1)

Proven                      10.5                      1.2                      0.4

Probable                   33.4                      1.2                      1.2

Total                         43.9                      1.2                      1.6

Freda-Rebecca                                         Proven

3.1

2.5

0.2

Probable

1.0

2.5

0.1

Total

4.1

2.5

0.3

Geita (50%)

(1)

Proven                      14.2                      3.3                     1.5

Probable                   21.1                      4.2                     2.8

Total                         35.3                      3.8                     4.3

Total

(1)

Proven                      93.7                      2.1                      6.5

Probable

105.4

4.2

14.2

Total

199.1

3.2

20.7

Rounding of figures may result in computational discrepancies.

Notes: (1) Reserves attributable to Ashanti's percentage interest shown.

General Description of Operations

The gold mining operations of Ashanti are Obuasi, Bibiani and Iduapriem/Teberebie in Ghana, Siguiri

in Guinea, Geita in Tanzania and Freda-Rebecca in Zimbabwe.

Obuasi. Ashanti's oldest mine and largest reserve is located at Obuasi in the Ashanti region of Ghana.

Ashanti has a 100% interest in the Obuasi mine. Gold mining has been conducted at this site for over 100 years and during that period, records show that Obuasi has to date produced approximately 28 million ounces of gold. Most production at Obuasi is from its underground mine, but there is also production from open-pit and tailings retreatment operations. The Obuasi mine site has separate sulphide, oxide and tailings treatment plants. Obuasi produced 513,163 ounces of gold, principally from underground operations, in the year ended December 31, 2003, compared with 537,219 ounces for the year ended December 31, 2002.

Bibiani. The Bibiani open-pit mine is located in the Western Region of Ghana, 90 kilometers west of

Kumasi. Ashanti acquired Bibiani in 1996 when it acquired International Gold Resources Corporation ("IGR"), a Canadian-listed company, and Ghana Libyan Arab Mining Company Limited ("GLAMCO"). Ashanti has a 100% interest in the Bibiani mine. Gold production for the year ended December 31, 2003 was 212,716 ounces compared with 242,432 ounces for the year ended December 31, 2002. The main open-pit operations are scheduled to be completed in 2004, once the remaining open-pit ore reserve is completely mined out. Development of a decline ramp system for the exploration and possible development of an underground mining operation at Bibiani has commenced.

Iduapriem/Teberebie (attributable 80/90%). The Iduapriem open-pit mine, which is owned by

Ghanaian Australian Goldfields Limited ("GAG"), is located in the Western Region of Ghana some 70 kilometers north of the coastal city of Takoradi, and 10 kilometers south west of Tarkwa. Ashanti acquired an 80% interest in the Iduapriem mine in 1996 when it acquired GAG's holding company. In June 2000, Ashanti acquired the entire issued share capital of Pioneer Goldfields Limited, which owns 90% of Teberebie Goldfields Limited (being the company which owns the mining lease to the Teberebie open-pit mine located adjacent to Iduapriem). The acquisition of the Teberebie reserves should extend the Iduapriem mine's life to approximately 2012. Ore is treated at these mines by heap leach or CIL methods. In the year ended December 31, 2003, Iduapriem/Teberebie produced 243,533 ounces of gold compared with 185,199 ounces of gold for the year ended December 31, 2002. The higher gold production was due to the increased mill throughput resulting from the upgrade of the processing plant during 2003. Installation of an additional ball mill and a new crusher is anticipated to commence during 2004 which will further increase mill capacity.

Ayanfuri. Ashanti acquired the Ayanfuri mine, located in the Central Region of Ghana, in 1996.

Ayanfuri had exhausted substantially all of its gold reserves by December 31, 2000. Ashanti is currently implementing a mine closure plan under Obuasi mine management control.

Siguiri (attributable 85%). The Siguiri open-pit gold mine is located in the Siguiri District in the northeast of the Republic of Guinea, West Africa, approximately 850 kilometers from the capital city of Conakry. The nearest important town is Siguiri (approximately 50,000 inhabitants), located on the banks of the Niger River. Ashanti owns 85% of the Siguiri gold mine and the Government of Guinea owns the remaining 15%. Ashanti acquired its interest in Siguiri in 1996. The mine commenced operations in the first quarter of 1998. Production for the year ended December 31, 2003 was 252,795 ounces of gold compared with 269,292 ounces of gold for the year ended December 31, 2002. Between 2000 and 2002, production and cash operating costs were impacted by lower than expected metallurgical recovery from the material stacked during that time as well as by higher haulage and rehandling unit costs as a result of a decision to mine higher grade than planned material further from the mine. Construction of the CIP expansion project, which was suspended during 2003 due to irreconcilable differences with the engineering and construction contractor, was recommenced in the fourth quarter of 2003, following the appointment of a new contractor and the approval of the Ashanti Board in October 2003. This project, at a capital cost currently estimated to be approximately US$75 to US$80 million, is anticipated to be commissioned in the fourth quarter of 2004 to the first quarter of 2005.

Geita (attributable 50% prior to the combination, 100% following implementation of the combination).

The Geita open-pit mine is situated in north-western Tanzania approximately 90 kilometers from the regional capital of Mwanza and 20 kilometers south of Lake Victoria in an area known as the Lake Victoria Goldfields. Before the combination, the operation was owned and operated by Ashanti and AngloGold in a joint venture the purchase of a 50% interest by AngloGold in December 2000. The mine was commissioned in June 2000 and produced a total of 176,836 ounces of gold during the year 2000. In 2003, the Geita mine produced a total of 661,045 ounces of gold compared with 579,043 ounces for the year ended December 31, 2002. As of the date of completion of the combination between AngloGold and Ashanti , Geita is wholly-owned and operated by and 100% attributable to AngloGold Ashanti. The Geita mine comprises a crusher, SAG and ball mill grinding circuit, a gravity circuit and a 14-tonne stripping plant.

Freda-Rebecca. Ashanti acquired the Freda-Rebecca mine in 1996. The mine is located at Bindura in

Zimbabwe. Ashanti now conducts underground mining operations at Freda-Rebecca as the open-pits were mined out in 1998. The life of mine plan currently projects mining until approximately 2007 at current production rates. In 2003, Freda-Rebecca produced 51,091 ounces of gold compared with 98,255 ounces in 2002.

Operating Data for Ashanti's Operations

The following table presents summary consolidated operating data for Ashanti, based on Ashanti's audited consolidated financial statements for the two years ended December 31, 2003.

Obuasi

Iduapriem/

Teberebie

(1)

Bibiani   Siguiri

(2)

Geita

(3)

Freda-

Rebecca

2002

Recovered grade (oz/t)

0.12                 0.05          0.09       0.03         0.12          0.09

Recovered grade (g/t)

3.62                 1.54          2.94       0.89         3.62          2.65

Gold production (000 oz)

537

185

243

269

579

98

Attributable gold production (000 oz)

537

157

243

229

290

98

Cash operating costs (US$ million)

106.4                  43.0         43.6       61.9          47.2         21.0

Cash operating costs per ounce (US$/oz)

(4)

198                   232          180        230           163          214

Total production costs per ounce (US$/oz)

(5)

270                   288          238        325           234          252

Capital

expenditure

(US$

million)

35.1                  10.5          2.9         9.4            9.2          6.4

2003

Recovered grade (oz/t)

0.10                  0.05         0.08      0.05          0.12         0.04

Recovered grade (g/t)

3.06                  1.46         2.55      0.81           3.60        1.33

Gold production (000 oz)

513

244

213

253

661

51

Attributable gold production (000 oz)

513

207

213

214

330

51

Cash operating costs (US$ million)

111.2                  58.5         46.0      70.6           56.3        13.7

Cash operating costs per ounce (US$/oz)

(4)

217                   240          216       279            170         268

Total production costs per ounce (US$/oz)

(5)

299                   275          279       341            221         675

Capital expenditure (US$ million)

37.6

12.5

6.4

24.6

16.1

1.1

Notes:
(1)

Ashanti owns an 80% interest in Iduapriem and a 90% interest in Teberebie. (2) Ashanti owns an 85% interest in Siguiri. The Government of Guinea owns the remaining 15% interest at Siguiri. However, the Government of Guinea's interest is a free carry interest and, as a result, the Government of Guinea does not contribute to capital expenditure at Siguiri.

(3)

Ashanti owns a 50% interest in Geita (since 2000). The remaining 50% is owned by AngloGold. (4) Cash operating costs per ounce is a measure of the average cost of producing an ounce of gold, calculated by dividing the total cashoperating costs in a period by the total gold production over the same period.

(5) Total production costs per ounce is a measure of the average cost of producing an ounce of gold, calculated by dividing the production costs in a period by the gold production over the same period; total production costs per ounce represents cash operating costs per ounce, plus royalties, depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs; total production costs per ounce is a non-GAAP measure of financial performance and should not be considered by investors in isolation or as alternatives to operating costs per ounce, total costs or any other measure of financial performance presented in accordance with GAAP or as an indicator of Ashanti's performance or that of its mines. The calculation of total production costs per ounce may vary significantly among gold mining companies. However, Ashanti believes that total production costs per ounce provides a useful indicator to investors and management of performance including: (i) an indication of profitability and efficiency; (ii) the trend in costs as mines mature; (iii) a measure of gross margins per ounce, by comparison of the total production costs per ounce to the price of gold; and (iv) an internal benchmark of performance to allow for comparison against other mines.

A reconciliation of total

production costs per ounce to cash operating costs per ounce as included in Ashanti's audited financial statements for the two-year period ended December 31, 2003, is included in a Form 6-K submitted to the SEC by AngloGold Limited on March 19, 2004; see documents listed in "Incorporation By Reference". See also "Non-GAAP Financial Measures" above.

SELLING

SHAREHOLDER

Lonmin is a publicly listed company incorporated under the laws of England and Wales. The address of its principal office is Lonmin Plc, 4 Grosvenor Place, London SW1X 7YL, United Kingdom.

The 10,440,000 ordinary shares that may be resold under this prospectus by Lonmin are shares issued by AngloGold Ashanti in connection with and at the closing of the combination with Ashanti and represent approximately 3.95% of our issued ordinary shares following the closing of the combination with Ashanti. Lonmin may offer all, some or none of the ordinary shares. Because Lonmin may offer all or some portion of the ordinary shares, we cannot estimate the amount of the ordinary shares that will be held by Lonmin upon termination of these sales. In addition, Lonmin may sell, transfer or otherwise dispose of all or a portion of its shares in transactions exempt from the registration requirements of the Securities Act.

Lonmin and we entered into a Registration Rights Agreement, dated as of August 4, 2003. Under the

Registration Rights Agreement, we agreed to register all of the ordinary shares Lonmin will receive at the closing of the combination with Ashanti. All expenses incurred with respect to the registration of the ordinary shares owned by Lonmin will be borne by us, but we will not be obligated to pay any commissions, fees, discounts or expenses of any underwriter, broker, dealer or agent in connection with or incident to the sale of any of Lonmin's shares.

This offering will terminate on the earlier of (1) the first year anniversary of the date on which Lonmin receives the ordinary shares or (2) the date on which all ordinary shares offered by this prospectus have been sold by Lonmin.

During the three-year period preceding the filing date of this registration statement, a director of

Lonmin has served on the board of directors of Ashanti. Currently, Edward Haslam, Lonmin's chief executive officer, is a director of Ashanti. Mr. Haslam has announced his intention to retire from his position as Lonmin's chief executive officer on reaching retirement age in April 2004.

Sam Jonah, the chief executive officer of Ashanti, is currently a non-executive director of Lonmin. Mr.

Jonah was an executive director of Lonmin until February 28, 2003, at which time he became employed directly by a subsidiary of Ashanti and became a non-executive director of Lonmin.

In July 2001, certain subsidiaries of Lonmin (together comprising the Lonmin platinum division)

entered into a joint venture with Anglo American Platinum Corporation Limited ("Anglo Platinum"), a subsidiary of Anglo American plc, in relation to the mining of certain areas in the Northwest Province of South Africa, known as the Pandora Joint Venture. Under the terms of the joint venture, the initial capital in the joint venture was contributed as to 60% by the Lonmin group and 40% by Anglo Platinum. Thereafter, capital has been contributed equally by both parties and both parties are equal participants, with a minority stake being held by various black empowerment partners.

On June 28, 2002 Lonmin subscribed for US$75 million of Mandatorily Exchangeable Notes

("MENs") issued by Ashanti Capital Second Limited, a subsidiary of Ashanti. On completion of the combination of Ashanti and AngloGold Ashanti, the MENs will be redeemed together with accrued and unpaid interest in accordance with the terms of the MENs.

PLAN OF DISTRIBUTION

Lonmin (and any of its pledgees, assignees and successors-in-interest) may offer and sell the ordinary shares (or, if the ordinary shares are deposited with The Bank of New York and Lonmin receives AngloGold Ashanti ADSs in exchange for the ordinary shares, such AngloGold Ashanti ADSs) at various times and from time to time on any stock exchange, market or trading facility on which the shares or ADSs are traded or in private transactions. These sales may be at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices. Without limiting the generality of the foregoing, Lonmin may use any one or more of the following methods when selling shares or ADSs:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

• an exchange distribution in accordance with the rules of the applicable exchange;

• privately negotiated transactions;

• settlement of short sales entered into after the date of this prospectus;

• broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

• by pledge to secure debts or other obligations;

• by an underwritten public offering;

• in a combination of any of the above; or

• any other method permitted pursuant to applicable law.

In addition, Lonmin may sell any ordinary shares that qualify for sale under Rule 144 or Regulation S under the Securities Act in transactions complying with Rule 144 or Regulation S, as applicable, rather than pursuant to this prospectus. Lonmin will act independently of us in making decisions with respect to the timing, manner and size of each sale. We will not receive any proceeds from the sale of ordinary shares by Lonmin.

In order to comply with the securities laws of certain states, if applicable, the ordinary shares or ADSs may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the ordinary shares or ADSs may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and its requirements are met.

Broker-dealers engaged by Lonmin may arrange for other broker-dealers to participate in sales.

Broker-dealers will either receive discounts or commissions from Lonmin, or they will receive commissions from purchasers of ordinary shares for whom they have acted as agents. Neither we nor Lonmin can presently estimate the amount of this type of compensation. We know of no existing arrangements between Lonmin, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the ordinary shares.

Lonmin may also sell ordinary shares or ADSs short and deliver securities covered by this prospectus to close out its short positions, or loan or pledge the securities covered by this prospectus to broker-dealers that in turn may sell these securities. Lonmin may also enter into options, swaps, derivatives or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the securities covered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemental or amended to reflect such transaction).

Lonmin and any broker-dealers who act in connection with the sale of the ordinary shares or ADSs might be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of ordinary shares or ADSs might be deemed to be underwriting discounts and commissions under the Securities Act. These broker-dealers may be acting as brokers, as principals in a riskless principal transaction or as principals engaging in a distribution of the ordinary shares. If there is a material change to the plan of distribution described here, we will file a prospectus supplement or a post-effective amendment to this prospectus, as appropriate, including, if appropriate, naming the broker-dealers acting as underwriters.

We will pay all of the expenses in connection with or incident to the registration of the ordinary shares or ADSs. We shall not be responsible for any commissions, fees, discounts or expenses of underwriters, broker- dealers or agents or any counsel thereto or any expenses incurred by Lonmin related to the sale or offering of the ordinary shares or ADSs, including the expenses of Lonmin's counsel. We have also agreed to indemnify Lonmin and related persons against liabilities related to the ordinary shares or ADSs, including liabilities related to the offer and sale of these ordinary shares or ADSs under the Securities Act.

We have advised Lonmin that while it is engaged in a distribution of the ordinary shares or ADSs included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With limited exceptions, Regulation M precludes Lonmin, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing might affect the marketability of the ordinary shares offered.

This offering will terminate on the earlier of (1) the first year anniversary of the date on which Lonmin receives the ordinary shares or (2) the date on which all ordinary shares offered by this prospectus have been sold by Lonmin.

We may suspend sales under this prospectus in some situations. Upon receipt of written notice from us, Lonmin must cease using this prospectus until we file and deliver to it a revised prospectus, or until we advise Lonmin that the current prospectus may still be used and deliver to it any documents we have submitted to be incorporated by reference in the current prospectus. If we suspend sales under this prospectus, we will use our reasonable efforts to cause the use of the prospectus to be resumed as soon as reasonably practicable after the expiration of such a suspension period. We have agreed with Lonmin that we will not exercise our right to delay sales of ordinary shares held by Lonmin on more than three occasions and in no event for more than 90 days during the effective period of the registration statement.

LEGAL MATTERS

Certain legal matters with respect to South African law will be passed upon for us by our South African counsel, Taback and Associates (PTY) Ltd. Certain legal matters with respect to United States and New York law will be passed upon for us by Shearman & Sterling LLP, who may rely, without independent investigation, on Taback and Associates (PTY) Ltd. regarding certain South African legal matters. The underwriters' own legal counsel will advise them about other issues relating to any offering.

EXPERTS

The consolidated financial statements of AngloGold Limited included in AngloGold Limited's Annual

Report on Form 20-F for the year ended December 31, 2003, and incorporated by reference in this registration statement, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included in the Annual Report on Form 20-F and incorporated by reference in this registration statement. These consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Ashanti Goldfields Company Limited as of December 31,

2003 and 2002, and for each of the years in the period then ended, submitted to the SEC by AngloGold Ashanti Limited on Form 6-K and incorporated by reference in this registration statement, have been audited by Deloitte & Touche, independent auditors, as stated in their report which is incorporated by reference in this registration statement (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the differences between accounting principles generally accepted in the United Kingdom and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of profit attributable to shareholders and of shareholders' equity, and, factors raising substantial doubt about Ashanti Goldfields Company Limited's ability to continue as a going concern) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and other reports with the U.S. Securities and Exchange Commission. The SEC maintains a website (http://www.sec.gov) on which our annual and other reports are made available. Such reports may also be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington DC 20549. Please call the SEC at 1 (800) SEC-0330 for further information on the public reference room. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also consult reports and other information about us that we file pursuant to the rules of the JSE Securities Exchange South Africa, the London Stock Exchange, the Paris Bourse and the Australian Stock Exchange.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

• Annual report on Form 20-F for the year ended December 31, 2003;

• Form 6-K submitted on March 19, 2004, containing: Ashanti Goldfields Company Limited audited consolidated financial statements as at and for the years ended December 31, 2002 and 2003; Deloitte & Touche audit opinion; and a reconciliation of certain non-GAAP measures of Ashanti Goldfields Company Limited to GAAP measures;

• Form 6-K submitted on March 19, 2004, containing pro forma condensed combined financial information as of and for the year ended December 31, 2003 to show the effects of the proposed combination with Ashanti Goldfields Company Limited, as well as the issue of guaranteed Bonds by a subsidiary of AngloGold Limited; and

• Form 6-K submitted on April 29, 2004, containing AngloGold Ashanti Limited's review of financial and operating performance for the three months ended March 31, 2004 prepared in accordance with US GAAP, including condensed consolidated financial information as of March 31, 2004 and December 31, 2003 and for each of the three month periods ended March 31, 2004 and 2003.

We incorporate herein by reference all subsequent annual reports filed with the SEC on Form 20-F under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference (1) after the date of this registration statement and before its effectiveness and (2) until this offering has been terminated. This prospectus is part of a registration statement filed with the SEC.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents we have incorporated by reference.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address:

AngloGold Americas Incorporated
509 Madison Avenue
Suite 1914
New York, New York 10022
Telephone: (800) 417 9255 or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: ccarter@anglogold.com

You should rely only on the information incorporated by reference or provided in this prospectus and in any prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus is an offer to sell or to buy only the securities referred to herein, but only under circumstances and in jurisdictions where it is lawful to do so. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.